Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: April 20, 2021

ICON plc emailed the following video communication to its employees on April 20, 2021 and also posted the video to its intranet site.

Dear colleague

I hope you and your family are doing well.

For this week’s update, I have recorded another Q&A video with Colin Shannon, PRA’s CEO, in which we provide our thoughts on the integration kick-off meetings, which took place last week. We have also answered other questions received from employees regarding the structure of the combined company, how we can reassure customers about our continued focus on their studies and whether there will be changes to employee benefits.

A transcript of our video is also attached.

As a reminder, you can submit questions via ask@iconplc.com and we will keep you updated on developments over the coming weeks and months, as we progress through the integration process.

Regards,

Steve

ICON Video Transcript

Integration Update – Joint CEO Q&A

Moderated by Harris Koffer, PRA Integration Lead

Q.
Harris: Good morning, good afternoon, and good evening. Joining me here today from ICON’s North Wales, Pennsylvania facility are Steve Cutler, ICON CEO, and Colin Shannon, CEO of PRA. You will notice that we are not wearing masks today. Please note that we are operating in a COVID safe environment and each speaker and member of the video crew have received the COVID vaccine. To begin today, our first question will be addressed to Colin. The integration kick-off meeting took place this week. Can you provide some details about this meeting and what the focus will be over the next weeks and months?

Colin: Thanks, Harris. The Integration Management Office was formed and it’s represented by Simon Holmes from ICON and Harris Koffer from PRA, working together with PwC, who has been selected to support us during these activities. The actual meeting was kicked off in the last two days – Steve and I both attended the majority of events – and it was an important first step because this sets the tone. We’ve been talking about the union of two great companies and that we were going to do it in a nice, collaborative fashion, but there’s nothing like putting it into practice. So the last two days, we spent a lot of time working together, understanding the differences in each of the organizations, and the primary focus is what’s going to happen on day one. And there’s obviously a minimum amount of requirements that need to take place to ensure that everything still works. We’ve got to make sure everything is a smooth transition, that we all come together and continue working the way we intend. We’ve got to think about the next 100 days after that, and then of course the future. But that will all come in time. And so we will be managing these expectations throughout, and we will be giving regular updates of progress. The last couple of days though was a really, really good start. Everybody collaborated well and the feedback I’ve been having so far has been great – people were going out of their way to be collaborative and really understanding each other’s points of view. And they all know that, look, here’s an opportunity to figure out the best way of moving forward, to be that preeminent CRO.  And taking everything into consideration, we’re looking at the best practices, and it may be something that’s going to be developed for the future, not the current state of either companies. So I think we’ve gotten off to a great start and I’m going to ask Steve if he can give us his perspective.

Steve: Thanks Colin, I was really pleased with the kick-off meeting. I think people were open, transparent, collaborative, and that’s exactly what we need all integration leads to be, and everyone in the two organizations to be going forward. It was a good first start, and I keep saying it’s a marathon, not a sprint. This is going to be an ongoing process and we have to come to terms with that. We’ll make some mistakes along the way, we’ll correct those and we’ll move forward. But I was very encouraged by the first couple of days.

Q.	Thank you both. Our next question I’ll address to Steve. ICON and PRA are structured differently. Has any thought been given to how the combined company will be structured?
A.
Steve: There’s a lot of thought being given to how the combined company is going to be structured, and that’s part of the integration process and part of the discussions I’ve been having with a number of people over the last few weeks and in the next few weeks. We’re looking at how we best bring the companies together, and how we best reflect, and what we need to do to address the market segments we have. We’re both very strong in large pharma, we’re both strong in biotech, and we want to make sure those two market segments are focused on. Decentralized clinical trials and our late-stage, our Symphony data and the opportunity to bring that together in a really compelling way for customers is something we’re thinking about. Our functional services, of course, are particularly important going forward. And then there’s our early phase group, our lab group, so there’s a number of components to our organization going forward that we’re focusing on, and then of course our business services and support groups need to be brought together. So we’re looking at all of those things, we’re looking at making sure we pick the best of the best within those groups. And those are the sort of principles we’ve been looking at.

Harris: Thank you, Steve. Colin, would you like to add your thoughts?

Colin: You know, I’m obviously here to help support and advise Steve in any way I can. It’s great, from my perspective, to see that the intent of this union has been upheld in every manner. It’s a collaborative affair and all I can ask is that these principles are continued because our people are our most important asset and we’ve got to look after our employees carefully. And both Steve and I, and the rest of the leadership team, are really embodying these principles to great lengths.

Q.	So let’s talk about principles and let me turn back to Steve. What are the guiding principles for this integration?
A.
Steve: I think there are a number of guiding principles and we talked about them a lot this week, Harris.  The best of both, I think, is a is a very important one. We want the best of two very strong organizations to come together here and pick the best people and put together a really compelling offering for customers. Customers first – you know we want to make sure we continue to deliver for customers – that’s a very important principle, but to do that we really do need to focus on our employees. Colin said it just a minute ago, we need to make sure our employees understand what role they have to play, they have opportunities, they understand that this is opportunity for growth and significant career development over the next few years. So that’s very important. And then it’s making it happen, we need to make decisions we need to move forward and really need to make sure that this is a positive step. We can’t be sitting around sitting on our hands waiting for things to happen so those are some of the principles that I think we’re going to apply as we move through the integration.

Q.
So Colin, you mentioned customers and a critical question our current customers are asking is what are we going to do to ensure that their work will not be disrupted as we work through the integration process? And for new potential customers how can we ensure them that we will focus on their business, should we be awarded the new work?

A.
Colin: As everybody is aware, we’re currently in an anti-trust situation and we’re both operating as independent companies. But you know there are certain principles that we’ve got to use common sense about. You know we’re going to be together, so let’s make sure that we’re courteous to each other, to teams, etc. Customers have got to remain absolute top priority. We’ve got to deliver our current work. We’ve got to keep our teams intact. We’ve got to keep being innovative, we’ve got to keep thinking of new ways of addressing solutions to help support them in their trials. These are going to be principles that we’re going to adhere to with the union of the company, and so it’s going to be the same way through it. We’re going to keep delivering what we said to the client and ensure that we continue to keep a focus on that delivery and execution. You know, without the customer, we don’t have a business and that’s why it has got to be top of mind we’ve got to work hard making sure that they are satisfied and we deliver top class, every single day.

Q.
Our final question today will be addressed first by Steve. We’ve had numerous questions from employees about whether there will be any changes to employee benefits after the deal closes. Can you shed any light on that?

A.
Steve: Yeah, Harris I mean there will not be any changes and certainly any immediate changes to employee benefits when the deal closes. We’re looking to continue on the benefits that our employees have. We’re looking to provide them with market leading salary packages and benefits. I would say that, overtime, there is a need to align packages and that’s going to be a thing that will probably take place really over the next 12 to 24 months or so. And we’ll make sure they are aligned with our market, the market requirements. We want to make sure we pay and reward employees well. We will have a pay for performance type of philosophy in the united company, in the combined union. That’s certainly the case with ICON and I think PRA have a very similar approach as well. So I don’t think that’s news to anyone. The important thing is we won’t be making changes to project teams once we change. When we come to day one we want to keep forward and back to a point about delivering for customers. So no changes to project teams, no changes to packages or benefits in the immediate term. Some alignment at the market levels as we come together over the next couple of years.

Harris: Thank you and Colin can you share your thoughts on this last question?

Colin: I think that when we aligned together, the common view was that our culture was very closely aligned and an important aspect of that is looking after employees. So it’s very obviously clear that we’re going to have to look after what we do with employees. I’m pleased to see that Steve is not going to change anything immediately.  With a new entity, there is going to come a lot of purchasing power so it could actually help, over time, to improve the situation where even better and more progressive packages may even be an offer, but that will come through time. Day one nothing changes, and that’s nice to hear, and I’ve heard that as well for the first time so I’ll be holding Steve to it.

Harris: I would like to thank both Colin and Steve for spending time with us today. We look forward to speaking with you again as we continue this exciting journey to create the world’s leading healthcare intelligence and clinical CRO. Stay well and stay safe.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. The registration statement has not yet become effective. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.